UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

SIBANYE GOLD LIMITED

______________________________________________________________________________

(Name of Issuer)

Ordinary Shares (no par value)

______________________________________________________________________________

(Title of Class of Securities)

S7627H100
______________________________________________________________________________

(CUSIP Number)

Pierre Kruger

Gold One International Limited

Postnet Suite 115

Private Bag X17

Weltevreden Park 1715, South Africa

+27 11 726 1047 or +27 82 317 2976

_____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 15, 2014
______________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. S7627H100	SCHEDULE 13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Gold One International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 178,004,754
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 178,004,754
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,004,754
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% [1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 898,185,853 ordinary shares of the Company issued and outstanding as of May 16, 2014 after the transaction reported herein and the additional listing of the shares acquired pursuant to the Merger Agreement.

CUSIP No. S7627H100	SCHEDULE 13D	Page 3 of 7

item 1.          security and issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value, of Sibanye Gold Limited, a corporation organized under the laws of the Republic of South Africa (the “Company”). The principal executive offices of the Company are located at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1780 South Africa.

Item 2.          identity and background.

(a)	This Schedule 13D is being filed by Gold One International Limited, a corporation organized under the laws of Australia (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is Postnet Suite 115, Private Bag X17, Weltevreden Park 1715, South Africa.

(c)	The Reporting Person is a mining and exploration company focused on developing and mining low technical risk, high margin precious metal resources in diversified jurisdictions.

(d)	During the past five years, neither the Reporting Person, nor any of its officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Reporting Person, nor any of its officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          source and amount of funds or other consideration.

Pursuant to the terms of a merger agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, a corporation organized under the laws of the Republic of South Africa (“Newshelf”), dated August 20, 2013 and subsequently amended on September 26, 2013, February 17, 2014, March 24, 2014, April 30, 2014, May 6, 2014, and May 15, 2014 (as amended, the “Merger Agreement”), upon the closing of the merger on May 15, 2014, the Reporting Person received 156,894,754 ordinary shares of the Company reported as beneficially owned in Item 5(c) in exchange for the transfer to the Company of the Reporting Person’s 74% interest in Newshelf. Johannesburg Stock Exchange approved the 156,894,754 ordinary shares for additional listing on the Exchange as of May 16, 2014. Newshelf is engaged in the underground and surface mining operations in the Western Witwatersrand Basin region of South Africa, which includes surface tailings retreatment for the recovery of gold, as well as shallow underground gold and uranium mining and exploration activities. Newshelf holds 100% of the share capital of Rand Uranium Proprietary Limited, a corporation organized under the laws of the Republic of South Africa, and Ezulwini Mining Company Proprietary Limited, a corporation organized under the laws of the Republic of South Africa, both of which are engaged in the underground and surface mining operations.

CUSIP No. S7627H100	SCHEDULE 13D	Page 4 of 7

The Reporting Person used an aggregate of ZAR603 307 514 (US$58,234,316) of its working capital to acquire the remaining 21,110,000 shares reported as beneficially owned in Item 5(c) in the JSE Limited open market. No borrowed funds were used to acquire the shares.

ITEM 4.        PURPOSE OF TRANSACTION.

The Reporting Person acquired 156,894,754 of the Company’s ordinary shares in exchange for the transfer to the Company of its 74% interest in Newshelf pursuant to the terms of the Merger Agreement. The Reporting Person acquired the remaining 21,110,000 ordinary shares for investment purposes. As disclosed in the Merger Agreement, it is the intention of the Reporting Person to acquire additional shares of the Company, such that it will have a total equity interest of not less than 20% of the Company on fully diluted basis. The Reporting Person may acquire such additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Further, pursuant to the terms of the Merger Agreement, the Reporting Person has the right to nominate three individuals for election by the Company’s shareholders as independent directors of the Company. On May 16, 2014, the Company appointed two directors to its board who were proposed by the Reporting Person. The Company’s board now consists of eleven independent directors and two executive directors (being the Chief Executive Officer and the Chief Financial Officer of the Company).

The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, Addendum No. 1 to the Merger Agreement, Addendum No. 2 to the Merger Agreement, and Addendum No. 3 to the Merger Agreement, which are filed herewith as Exhibits 1, 2, 3, and 4, respectively, and are incorporated herein by reference. The foregoing description is also qualified in its entirety by reference to the full text of Addendum No. 4 to the Merger Agreement, Addendum No. 5 to the Merger Agreement, and Addendum No. 6 to the Merger Agreement, which are filed herewith as Exhibits 5, 6, and 7, respectively, and are incorporated herein by reference.

Other than as described above in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of May 22, 2014, the Reporting Person is the beneficial owner of 178,004,754 ordinary shares, or 19.8% of the Company’s issued and outstanding shares. There were 898,185,853 ordinary shares of the Company issued and outstanding as of May 16, 2014 after the transaction reported herein and the additional listing of the shares acquired pursuant to the Merger Agreement.

CUSIP No. S7627H100	SCHEDULE 13D	Page 5 of 7

(b)	The Reporting Person has the sole power to vote and dispose of the 178,004,754 ordinary shares of the Company.

(c)	On May 15, 2014, the Reporting Person acquired 156,894,754 of the Company’s ordinary shares in exchange for the transfer to the Company of the Reporting Person’s 74% interest in Newshelf, pursuant to the terms of the Merger Agreement and as further disclosed in Item 4. Johannesburg Stock Exchange approved the 156,894,754 ordinary shares for additional listing on the Exchange as of May 16, 2014.

On May 13, 2014, the Reporting Person purchased 1,090,000 ordinary shares of the Company on the JSE Limited open market, at a price per share of ZAR28.4159 (US$2.74) per share.

On May 14, 2014, the Reporting Person purchased 982,000 ordinary shares of the Company on the JSE Limited open market, at a price per share of ZAR28.0072 (US$2.70) per share.

On May 15, 2014, the Reporting Person purchased 5,428,000 ordinary shares of the Company on the JSE Limited open market, at a price per share of ZAR28.5047 (US$2.75) per share.

On May 16, 2014, the Reporting Person purchased 13,610,000 ordinary shares of the Company on the JSE Limited open market, at a price per share of ZAR28.7137 (US$2.77) per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity, including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. S7627H100	SCHEDULE 13D	Page 6 of 7

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

Exhibit 1	Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated August 20, 2013, filed as Exhibit 4.16 to the Form 20-F filed by the Company on April 30, 2014 and incorporated herein by reference.

Exhibit 2	Addendum No. 1 to the Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated September 26, 2013, filed as Exhibit 4.17 to the Form 20-F filed by the Company on April 30, 2014 and incorporated herein by reference.

Exhibit 3	Addendum No. 2 to the Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated February 17, 2014, filed as Exhibit 4.18 to the Form 20-F filed by the Company on April 30, 2014 and incorporated herein by reference.

Exhibit 4	Addendum No. 3 to the Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated March 24, 2014, filed as Exhibit 4.19 to the Form 20-F filed by the Company on April 30, 2014 and incorporated herein by reference.

Exhibit 5	Addendum No. 4 to the Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated April 30, 2014 (filed herewith).

Exhibit 6	Addendum No. 5 to the Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated May 6, 2014 (filed herewith).

Exhibit 7	Addendum No. 6 to the Merger Agreement entered into between the Company, the Reporting Person, and Newshelf 1114 Proprietary Limited, dated May 15, 2014 (filed herewith).

CUSIP No. S7627H100	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: May 22, 2014

GOLD ONE INTERNATIONAL LIMITED

By:	/s/ Pierre Kruger
Name:	Pierre Kruger
Title:	Company Secretary

Exhibit 5

ENSafrica

1 north wharf square

loop street foreshore cape town 8001

p o box 2293 cape town south africa 8000

docex 14 cape town

tel +2721 410 2500 fax +2721 410 2555

info@ensafrica.com ensafrica.com

ADDENDUM NO. 4 TO THE MERGER AGREEMENT

entered into between

SIBANYE GOLD LIMITED

and

GOLD ONE INTERNATIONAL LIMITED

and

NEWSHELF 1114 PROPRIETARY LIMITED

TABLE OF CONTENTS

Clause number and description		Page

1.	PARTIES	1

2.	ADDENDUM NO. 4	1

3.	AMENDMENTS TO THE AGREEMENT BY THIS ADDENDUM NO. 4	1

4.	APPLICABILITY OF THE AGREEMENT	3

5.	NO VARIATION	3

6.	COUNTERPARTS	3

7.	COSTS	3

1.	PARTIES

1.1.	The Parties to this addendum are-

1.1.1.	Sibanye Gold Limited (Registration No. 2002/031431/06), a company incorporated and registered in accordance with the laws of South Africa (“Sibanye”);

1.1.2.	Gold One International Limited (ABN 35094265746), a company incorporated and registered in accordance with the laws of Australia and registered in South Africa as an external company (as defined in the South African Companies Act), under Registration No. 2009/000032/10 (“Gold One International”); and

1.1.3.	Newshelf 1114 Proprietary Limited (Registration No. 2010/018841/07), a company incorporated and registered in accordance with the laws of South Africa (“Newshelf 1114”),

(all of the above parties are collectively referred to herein as the “Parties”).

2.	ADDENDUM NO. 4

2.1.	It is recorded and agreed that this is Addendum No. 4 to the written merger agreement entered into between the Parties on 16 August 2013 (the “Agreement”), whereby the Agreement is amended in the respects set out in clause 3 below, with effect from the date on which the Party last signing this Addendum No. 4 signs it (“Addendum No. 4 Signature Date”).

2.2.	Each capitalised term used but not otherwise defined in this Addendum No. 4 shall have the meaning ascribed thereto in the Agreement.

3.	AMENDMENTS TO THE AGREEMENT BY THIS ADDENDUM NO. 4

3.1.	The Agreement is hereby amended, with effect from the Addendum No. 4 Signature Date, in the respects set out in clauses 3.2 to 3.4 below.

3.2.	Clause 14.2 of the Agreement requires Sibanye to deliver to Gold One International a written statement specifying any objections to the Working Capital Statement within a period of 30 (thirty) Days after Sibanye's receipt of the Working Capital Statement. It is recorded that the Working Capital Statement was delivered by Gold One International to Sibanye on 1 April 2014. The reference to a period of 30 (thirty) Days in clause 14.2 is hereby replaced with a reference to a period of 45 (forty five) Days, such that clause 14.2 of the Agreement reads as follows:

1

"Within 45 (forty five) Days after Sibanye's receipt of the Working Capital Statement, Sibanye shall have the right to deliver to Gold One International a written statement specifying any objections to the Working Capital Statement. If Sibanye does not deliver any such statement within such 45 (forty five) Day period, the Working Capital Statement shall become final and binding upon all Parties. If Sibanye does deliver such an objections statement, then, if Gold One International and Sibanye cannot resolve such objections within 30 (thirty) Days after Gold One International's receipt thereof (or such longer period as they may agree in writing), at the request of either Gold One International or Sibanye, the dispute shall be resolved by an independent firm of chartered accounts agreed to by Gold One International and Sibanye (or, failing agreement, an independent firm of chartered accountants nominated by the President for the time being of the South African Institute of Chartered Accountants) (the "Accounting Firm"). The Accounting Firm shall be instructed to resolve such dispute within 30 (thirty) Days after its appointment and based solely on the presentations of Gold One International and Sibanye. The resolution of such dispute by the Accounting Firm shall be set forth in writing and shall be final and binding upon all Parties save in the case of manifest error, and the applicable portion of the Working Capital Statement, as modified by such resolution, shall become final and binding upon the date of such resolution."

3.3.	Following the amendment of clause 14.2 in the manner described in clause 3.2 above, clause 14.3 of the Agreement is hereby amended to read as follows:

"If the Working Capital Ratio is greater than the Working Capital Position, Sibanye shall pay to Gold One International (in cash by way of electronic funds transfer into a bank account nominated by Gold One International in writing) the excess amount required to reduce the Working Capital Ratio to the Working Capital Position. Any such amount shall be paid by Sibanye to Gold One International by the later of (i) a period of 45 (forty five) Days after the date of receipt by Sibanye of the Working Capital Statement; (ii) a period of 30 (thirty) Days after the date on which any dispute on the Working Capital Statement has been finally resolved in accordance with the provisions of clause 14.2 above and (iii) a period of 30 (thirty) Days after the Delivery Date."

3.4	Following the amendment of clause 14.2 in the manner described in clause 3.2 above, clause 14.4 of the Agreement is hereby amended to read as follows:

"If the Working Capital Ratio is less than the Working Capital Position, Gold One International shall pay to Sibanye (in cash by way of electronic funds transfer into a bank account nominated by Sibanye in writing) the shortfall amount required to increase the Working Capital Ratio to the Working Capital Position. Any such amount shall be paid by Gold One International to Sibanye by the later of (i) a period of 45 (forty five) Days after the date of receipt by Sibanye of the Working Capital Statement; (ii) a period of 30 (thirty) Days after the date on which any dispute on the Working Capital Statement has been finally resolved in accordance with the provisions of clause 14.2 above and (iii) a period of 30 (thirty) Days after the Delivery Date."

2

4.	APPLICABILITY OF THE AGREEMENT

Save for the amendments provided for herein, the remaining terms and conditions contained in the Agreement shall remain and continue to be of full force and effect between the Parties, provided that should there be any conflict between the Agreement as amended and this Addendum No. 4, the provisions of this Addendum No. 4 shall prevail.

5.	NO VARIATION

No variation of, or addition to or agreed cancellation of this Addendum No. 4 shall be of any force or effect unless it is reduced to writing and signed by or on behalf of the Parties.

6.	COUNTERPARTS

This Addendum No. 4, may be executed and delivered in counterparts by the Parties, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same Addendum, and may be delivered by facsimile or scanned and emailed.

7.	COSTS

Each Party shall pay its own costs incurred in connection with the negotiation and conclusion of this Addendum No. 4.

3

4

Exhibit 6

ENSafrica

1 north wharf square

loop street foreshore cape town 8001

p o box 2293 cape town south africa 8000

docex 14 cape town

tel +2721 410 2500 fax +2721 410 2555

info@ensafrica.com ensafrica.com

ADDENDUM NO. 5 TO THE MERGER AGREEMENT

entered into between

SIBANYE GOLD LIMITED

and

GOLD ONE INTERNATIONAL LIMITED

and

NEWSHELF 1114 PROPRIETARY LIMITED

1.	PARTIES

1.1.	The Parties to this addendum are-

1.1.1.	Sibanye Gold Limited (Registration No. 2002/031431/06), a company incorporated and registered in accordance with the laws of South Africa (“Sibanye”);

1.1.2.	Gold One International Limited (ABN 35094265746), a company incorporated and registered in accordance with the laws of Australia and registered in South Africa as an external company (as defined in the South African Companies Act), under Registration No. 2009/000032/10 (“Gold One International”); and

1.1.3.	Newshelf 1114 Proprietary Limited (Registration No. 2010/018841/07), a company incorporated and registered in accordance with the laws of South Africa (“Newshelf 1114”),

(all of the above parties are collectively referred to herein as the “Parties”).

2.	ADDENDUM NO. 5

2.1.	It is recorded and agreed that this is Addendum No. 5 to the written merger agreement entered into between the Parties on 16 August 2013 (the “Agreement”), whereby the Agreement is amended in the respects set out in clause 3 below, with effect from the date on which the Party last signing this Addendum No. 5 signs it (“Addendum No. 5 Signature Date”).

2.2.	Each capitalised term used but not otherwise defined in this Addendum No. 4 shall have the meaning ascribed thereto in the Agreement.

3.	AMENDMENTS TO THE AGREEMENT BY THIS ADDENDUM NO. 5

3.1.	The Agreement is hereby amended, with effect from the Addendum No. 5 Signature Date, in the respects set out in clause 3.2 below.

3.2.	As regards the delivery by Gold One International to Sibanye of the Newshelf 1114 Equity:

3.2.1.	Clauses 10.1.1.1 to 10.1.1.3 of the Agreement require of Gold One International to deliver to Sibanye on the Delivery Date, the share certificate(s), share transfer form(s) and written cession(s) in respect of the Newshelf 1114 Equity.

1

3.2.2.	Clause 11.1 of the Agreement further provides that on delivery of the Newshelf 1114 Equity by Gold One International to Sibanye on the Delivery Date, Sibanye shall become the unconditional owner of the Newshelf 1114 Equity and be entitled to all benefits and subject to all risks attaching to the Newshelf 1114 Equity.

3.2.3.	At clause 15.4 of the Agreement Gold One International and Newshelf 1114 warrant to Sibanye, amongst other things, that:

3.2.3.1.	at the Delivery Date, Gold One International is the lawful owner of the Newshelf 1114 Equity transferred by Gold One International to Sibanye in terms of the Agreement;

3.2.3.2.	at the Delivery Date, Gold One International has the full legal right to transfer and deliver the Newshelf 1114 Equity to Sibanye;

3.2.3.3.	subject to the provisions of clause 5 of the Agreement, Gold One International has no knowledge why it will not be able to lawfully transfer and deliver to Sibanye on the Delivery Date the Newshelf 1114 Equity sold by it to Sibanye in terms of the Agreement; and

3.2.3.4.	at the Delivery Date no person other than Sibanye will have any right to acquire the Newshelf 1114 Equity.

3.2.4.	The Disclosure Schedule notes as an exception to the warranties listed in clauses 3.2.3.1 to 3.2.3.4 above, the Cession and Pledge in Security Agreement entered Into between Newshelf 1114, Micawber 843 (Pty) Ltd (RF) and Investec Bank Limited on or about 26 August 2011. This security however relates only to the cession and pledge by Newshelf 1114 of its entire shareholding in and claims against Rand Uranium and does not relate to the Newshelf 1114 Equity.

3.2.5.	The Newshelf 1114 Equity is currently encumbered pursuant to the provisions of the Cession and Pledge in Security Agreement entered into between Gold One International, Micawber 843 (RF) Proprietary Limited and Investec Bank Limited on or about 26 August 2011, as amended by the First Addendum thereto on or about 30 January 2012 and the Second Addendum thereto on or about 30 March 2012 (the “Cession and Pledge in Security”).

2

3.2.6.	On account of the Cession and Pledge in Security and notwithstanding the undertakings by Gold One International in the Merger Agreement, Gold One International will not be in a position to deliver to Sibanye on the Delivery Date:

3.2.6.1.	the documents of title in respect of the Newshelf 1114 Equity as described in clauses 10.1.1.1 to 10.1.1.3 of the Agreement; and

3.2.6.2.	full legal right, title and interest in and to the Newshelf 1114 Equity.

3.2.7.	It is hereby recorded and agreed that Gold One International and Newshelf 1114 will enter into a Flow of Funds, Settlement and Release of Security Agreement with, amongst others, Investec Bank Limited ("Investec") on such terms as may be approved of by Sibanye (the “Flow of Funds Agreement”).

3.2.8.	It is hereby further recorded and agreed that pursuant to the provisions of the Flow of Funds Agreement, Gold One International will:

3.2.8.1.	on the Delivery Date, cede and delegate to Sibanye on an out and out basis all of its rights and obligations under the Cession and Pledge in Security in respect of the Newshelf 1114 Equity, such that ownership of the Newshelf 1114 Equity will pass to Sibanye on the Delivery Date subject to the encumbrance created pursuant to the Cession and Pledge in Security; and

3.2.8.2.	upon receipt by Gold One International of an amount equal to the Rand Uranium Loan, procure the release of the Newshelf 1114 Equity from the Cession and Pledge in Security and the release of all security provided by the Newshelf Group for Gold One International's debt facility with Investec.

4.	APPLICABILITY OF THE AGREEMENT

Save for the amendments provided for herein, the remaining terms and conditions contained in the Agreement shall remain and continue to be of full force and effect between the Parties, provided that should there be any conflict between the Agreement as amended and this Addendum No. 5, the provisions of this Addendum No. 5 shall prevail.

5.	NO VARIATION

No variation of, or addition to or agreed cancellation of this Addendum No. 5 shall be of any force or effect unless it is reduced to writing and signed by or on behalf of the Parties.

3

6.	COUNTERPARTS

This Addendum No. 5, may be executed and delivered in counterparts by the Parties, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same Addendum, and may be delivered by facsimile or scanned and emailed.

7.	COSTS

Each Party shall pay its own costs incurred in connection with the negotiation and conclusion of this Addendum No. 5.

4

4

5

Exhibit 7

ENSafrica

1 north wharf square

loop street foreshore cape town 8001

p o box 2293 cape town south africa 8000

docex 14 cape town

tel +2721 410 2500 fax +2721 410 2555

info@ensafrica.com ensafrica.com

ADDENDUM NO. 6 TO THE MERGER AGREEMENT

entered into between

SIBANYE GOLD LIMITED

and

GOLD ONE INTERNATIONAL LIMITED

and

NEWSHELF 1114 PROPRIETARY LIMITED

TABLE OF CONTENTS

Clause number and description		Page

1.	PARTIES	1

2.	ADDENDUM NO. 6	1

3.	AMENDMENTS TO THE AGREEMENT BY THIS ADDENDUM NO. 6	1

4.	APPLICABILITY OF THE AGREEMENT	3

5.	NO VARIATION	3

6.	COUNTERPARTS	3

7.	COSTS	3

1. PARTIES

1.1.	The Parties to this addendum are-

1.1.1.	Sibanye Gold Limited (Registration No. 2002/031431/06), a company incorporated and registered in accordance with the laws of South Africa (“Sibanye”);

1.1.2.	Gold One International Limited (ABN 35094265746), a company incorporated and registered in accordance with the laws of Australia and registered in South Africa as an external company (as defined in the South African Companies Act), under Registration No. 2009/000032/10 (“Gold One International”); and

1.1.3.	Newshelf 1114 Proprietary Limited (Registration No. 2010/018841/07), a company incorporated and registered in accordance with the laws of South Africa (“Newshelf 1114"),

(all of the above parties are collectively referred to herein as the "Parties").

2. ADDENDUM NO. 6

2.1.	It is recorded and agreed that this is Addendum No. 6 to the written merger agreement entered into between the Parties on 16 August 2013 (the "Agreement"), whereby the Agreement is amended in the respects set out in clause 3 below, with effect from the date on which the Party last signing this Addendum No. 6 signs it ("Addendum No. 6 Signature Date").

2.2.	Each capitalised term used but not otherwise defined in this Addendum No. 6 shall have the meaning ascribed thereto in the Agreement.

3. AMENDMENTS TO THE AGREEMENT BY THIS ADDENDUM NO. 6

3.1.	The Agreement is hereby amended, with effect from the Addendum No. 6 Signature Date, in the respects set out in clauses 3.2 to 3.4 below.

3.2.	Clause 14.2 of the Agreement requires of Sibanye to deliver to Gold One International a written statement specifying any objections to the Working Capital Statement within a period of 45 (forty five) Days after Sibanye's receipt of the Working Capital Statement. This reference to a period of 45 (forty five) Days is hereby replaced with a reference to a period of 75 (seventy five) Days, such that clause 14.2 of the Agreement reads as follows:

1

“Within 75 (seventy five) Days after Sibanye's receipt of the Working Capital Statement, Sibanye shall have the right to deliver to Gold One International a written statement specifying any objections to the Working Capital Statement. If Sibanye does not deliver any such statement within such 75 (seventy five) Day period, the Working Capital Statement shall become final and binding upon all Parties. If Sibanye does deliver such an objections statement, then, if Gold One International and Sibanye cannot resolve such objections within 30 (thirty) Days after Gold One International's receipt thereof (or such longer period as they may agree in writing), at the request of either Gold One International or Sibanye, the dispute shall be resolved by an independent firm of chartered accounts agreed to by Gold One International and Sibanye (or, failing agreement, an independent firm of chartered accountants nominated by the President for the time being of the South African Institute of Chartered Accountants) (the “Accounting Firm”). The Accounting Firm shall be instructed to resolve such dispute within 30 (thirty) Days after its appointment and based solely on the presentations of Gold One International and Sibanye. The resolution of such dispute by the Accounting Firm shall be set forth in writing and shall be final and binding upon all Parties save in the case of manifest error, and the applicable portion of the Working Capital Statement, as modified by such resolution, shall become final and binding upon the date of such resolution.”

3.3.	Following the amendment of clause 14.2 in the manner described in clause 3.2 above, clause 14.3 of the Agreement is hereby amended to read as follows:

“If the Working Capital Ratio is greater than the Working Capital Position, Sibanye shall pay to Gold One International (in cash by way of electronic funds transfer into a bank account nominated by Gold One International in writing) the excess amount required to reduce the Working Capital Ratio to the Working Capital Position. Any such amount shall be paid by Sibanye to Gold One International by the later of (i) a period of 75 (seventy five) Days after the date of receipt by Sibanye of the Working Capital Statement; (ii) a period of 30 (thirty) Days after the date on which any dispute on the Working Capital Statement has been finally resolved in accordance with the provisions of clause 14.2 above and (iii) a period of 30 (thirty) Days after the Delivery Date.”

3.4.	Following the amendment of clause 14.2 in the manner described in clause 3.2 above, clause 14.4 of the Agreement is hereby amended to read as follows:

“If the Working Capital Ratio is less than the Working Capital Position, Gold One International shall pay to Sibanye (in cash by way of electronic funds transfer into a bank account nominated by Sibanye in writing) the shortfall amount required to increase the Working Capital Ratio to the Working Capital Position. Any such amount shall be paid by Gold One International to Sibanye by the later of (i) a period of 75 (seventy five) Days after the date of receipt by Sibanye of the Working Capital Statement; (ii) a period of 30 (thirty) Days after the date on which any dispute on the Working Capital Statement has been finally resolved in accordance with the provisions of clause 14.2 above and (iii) a period of 30 (thirty) Days after the Delivery Date.”

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4.	APPLICABILITY OF THE AGREEMENT

Save for the amendments provided for herein, the remaining terms and conditions contained in the Agreement shall remain and continue to be of full force and effect between the Parties, provided that should there be any conflict between the Agreement as amended and this Addendum No. 6, the provisions of this Addendum No. 6 shall prevail.

5.	NO VARIATION

No variation of, or addition to or agreed cancellation of this Addendum No. 6 shall be of any force or effect unless it is reduced to writing and signed by or on behalf of the Parties.

6.	COUNTERPARTS

This Addendum No. 6, may be executed and delivered in counterparts by the Parties, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same Addendum, and may be delivered by facsimile or scanned and emailed.

7.	COSTS

Each Party shall pay its own costs incurred in connection with the negotiation and conclusion of this Addendum No. 6.

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